58th Floor, China World Tower A

No.1 Jian Guo Men Wai Avenue

Beijing 100004, P.R. China

Telephone: +8610 5737 9300

Facsimile: +8610 5737 9301

www.kirkland.com

August 13, 2024

CONFIDENTIAL

Ben Phippen

Marc Thomas

John Stickel

Susan Block

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yuanbao Inc.

Amendment No.4 to Draft Registration Statement on Form F-1

Confidentially Submitted on April 10, 2024

CIK No. 0001995520

Dear Mr. Phippen, Mr. Thomas, Mr. Stickel, Ms. Block:

On behalf of our client, Yuanbao Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 24, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 10, 2024 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

Licensed foreign lawyers only

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance Securities and Exchange Commission August 13, 2024 Page 2	CONFIDENTIAL

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form F-1

General

1.

We note that in various places throughout the filing you have removed the terms “uncertainty” or “uncertainties” when discussing the potential future actions by the PRC government, being based in or having the PRC Operating Entities’ operations primarily in mainland China, interpretation and enforcement of relevant laws and regulations, and the procedures and requisite timing for the overseas securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China. For example, we note your revised disclosure under “Contractual Arrangements and Corporate Structure,” at page 8, and similarly removed “uncertainty” or “uncertainties,” in this recent amendment at pages 29, 36, 55, 58, 67, and 71. Please revise to reinstate the prior language clarifying the existence of such uncertainties throughout the document, as applicable.

In response to the Staff’s comment, the Company has amended the disclosure on cover page, pages 5, 8, 31, 33, 38, 57, 58, 60, 69, 73 and 98 of the Revised Draft Registration Statement.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at Justin You Zhou at justin.zhou@kirkland.com, +8610 5737 9323 (work) or +852 6807 7708 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Justin You Zhou
Justin You Zhou

Division of Corporation Finance Securities and Exchange Commission August 13, 2024 Page 3	CONFIDENTIAL

Enclosure

c.c.	Rui Fang, Chairman of the Board and Chief Executive Officer

Huirui Wan, Chief Financial Officer

Jing Hu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP